Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    CoolBrands provides status report

    TORONTO, Jan. 26 /CNW/ - CoolBrands International Inc. ("CoolBrands")
(TSX: COB.A) provides this status update pursuant to the alternative information guidelines of the Ontario Securities Commission as set out in
Canadian Securities Administrators Staff Notice 57-301. These guidelines contemplate that CoolBrands will normally provide bi-weekly updates on its affairs until such time as the company is current with its filing obligations under Canadian securities laws.
    On December 29, 2006 the U.S. bankruptcy court that is overseeing the bankruptcy of Americana Foods Limited Partnership ("Americana Foods") granted a motion for an order approving the sale of certain assets of Americana Foods to a third party for gross proceeds of US$20,000,000. These proceeds, together with funds received from collection of certain accounts receivable of
Americana Foods, will be used by the trustee in bankruptcy of Americana Foods to settle Americana Foods' outstanding liabilities. CoolBrands believes that it is likely that the net proceeds will be sufficient for Americana Foods to pay its secured lender, and as a result it is unlikely that CoolBrands will have to make any payment on account of the guarantee that CoolBrands had provided to the secured lender of Americana Foods. CoolBrands does not expect to receive any material amount of proceeds on account of its equity in
Americana Foods.
    On January 24, 2007 CoolBrands announced the sale of its Eskimo Pie and
Chipwich Brands and Real Fruit trademark to Dreyer's Grand Ice Cream, Inc., an indirect subsidiary of Nestle S.A., for total consideration of approximately
US$18,925,000 (subject to adjustment), plus the assumption of approximately
US$1,000,000 of related liabilities. Net proceeds from the sale were used to repay the remaining debt owed by CoolBrands to JPMorganChase of approximately
US$5,000,000, and the balance will be used by CoolBrands for working capital purposes.
    CoolBrands has entered into a definitive agreement with respect to the potential sale of CoolBrands Dairy, Inc. (as disclosed by press release dated
January 2, 2007). Following the closing of the sale of CoolBrands Dairy,
CoolBrands business will consist of the selling of certain frozen dessert novelties under CoolBrands' owned Fruit-A-Freeze and Whole Fruit brands, and under certain licensed brands from third parties including Tropicana, Disney,
Godiva, Yoplait and Snapple. Following the ceasing of operations of Americana
Foods, all of CoolBrands' products are now being manufactured by third parties through manufacturing arrangements entered into with CoolBrands. CoolBrands also owns a foodservice manufacturing facility in Arkansas and some remaining direct-store-door distribution assets, located on the east coast of the United
States as well as real estate. CoolBrands continues to explore opportunities to sell such assets, although there is no assurance that it will be able to consummate any such divestitures.
    Subsequent to the filing of the Notice of Default dated November 30,
2006, there has not been any further default. CoolBrands expects to file its audited financial statements and accompanying management discussion and analysis for its fiscal year ended August 31, 2006 on January 29, 2007.
However, CoolBrands anticipates that its annual information form in respect of this fiscal year, and its unaudited financial statements for the three months ended November 30, 2006 will continue to be outstanding until approximately
February 28, 2007.

    About CoolBrands International: CoolBrands International Inc. is focused on marketing and selling a broad range of ice creams, frozen snacks and fresh yogurt products under nationally and internationally recognized brand names.
    For more information about CoolBrands, visit www.coolbrandsinc.com.

    Forward Looking Statements:

    This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as
"anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

    %SEDAR: 00003887E          %CIK: 0001005531

    /For further information: Carla Aedo, Telephone: (905) 479-8762/
    (COB.A.)

CO:  CoolBrands International Inc.

CNW 18:06e 26-JAN-07